Exhibit 99.2

Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	October 31, 2004	April 30, 2004

Assets
Current assets:
Cash and cash equivalents	$58,801	$31,603
Accounts receivable	33,123	26,347
Inventory	40,806	44,605
Future income taxes	3,316	3,085
Income taxes recoverable	740	481
Prepaid expenses and other assets	5,348	6,383

	142,134	112,504
Capital assets	37,010	34,656
Future income taxes	24,954	27,473
Investments in partly owned businesses	1,623	1,763
Acquired technology	4,760	-
Goodwill (note 2)	7,166	-

	$217,647	$176,396

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$31,353	$26,296
Income taxes payable	40	19

	31,393	26,315
Future income taxes	6,459	6,650
Long term liabilities (note 5)	8,626	5,880
Shareholders’ Equity:
Capital stock (note 6)	275,550	234,637
Contributed surplus	589	114
Cumulative translation account	(8,275)	(2,177)
Deficit	(96,695)	(95,023)

	171,169	137,551

Commitments and contingencies
	$217,647	$176,396

The accompanying notes form an integral part of these consolidated financial statements.

20	Leitch Technology Corporation

Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months ended		Six months ended
	October 31		October 31
	2004	2003	2004	2003

Revenue	$55,805	$36,412	$111,047	$73,936
Cost of goods sold	30,769	20,667	60,140	40,999

Gross margin	25,036	15,745	50,907	32,937
Expenses (income)
Selling and administrative expenses	16,334	15,086	31,808	28,671
Gross research and development	8,260	7,976	17,046	16,774
Investment tax credits	(542)	(774)	(1,083)	(1,548)
Other charges (note 3)	97	-	6,918	2,918
Investment income, net	(568)	(154)	(809)	(196)

	23,581	22,134	53,880	46,619

Earnings (loss) before amortization, equity interest and income taxes	1,455	(6,389)	(2,973)	(13,682)
Amortization of acquired technology	366	-	616	-
Gain on disposal of partly owned business (note 10)	-	-	(2,057)	-
Equity interest in losses of partly owned businesses	123	3	140	9

Earnings (loss) before income taxes	966	(6,392)	(1,672)	(13,691)
Income taxes (recovery)	-	-	-	(2,243)

Net earnings (loss)	$966	$(6,392)	$(1,672)	$(11,448)

Earnings (loss) per share:
Basic	$0.03	$(0.19)	$(0.05)	$(0.36)
Diluted	$0.03	$(0.19)	$(0.05)	$(0.36)

Weighted average number of shares outstanding (thousands):
Basic	35,124	32,962	34,863	31,372
Diluted	35,936	32,962	34,863	31,372

Consolidated Statements of Retained Earnings
(In thousands of Canadian dollars - Unaudited)

	Three months ended		Six months ended
	October 31		October 31
	2004	2003	2004	2003

Deficit, beginning of period	$(97,661)	$(62,780)	$(95,023)	$(57,724)
Net earnings (loss)	966	(6,392)	(1,672)	(11,448)

Deficit, end of period	$(96,695)	$(69,172)	$(96,695)	$(69,172)

The accompanying notes form an integral part of these consolidated financial statements.

Leitch Technology Corporation	21

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months ended		Six months ended
	October 31		October 31
	2004	2003	2004	2003

Cash flows provided by (used in):
Operating activities:
Net earnings (loss)	$966	$(6,392)	$(1,672)	$(11,448)
Items not involving cash:
Depreciation	2,980	2,960	6,023	5,893
Future income taxes	(141)	(1,586)	679	(2,832)
Stock-based compensation	319	-	586	-
Amortization of goodwill and acquired technology	366	-	616	-
Equity interest in losses of partly owned businesses	122	3	139	9
Gain on disposal of partly owned businesses	-	-	(2,057)	-
Loss (gain) on disposal of capital assets	(435)	3	1,662	71
Net change in non-cash balances related to operations (note 9)	(695)	972	2,690	3,542

Cash flows provided by (used in) operating activities	3,482	(4,040)	8,666	(4,765)
Financing activities:
Issuance of capital stock	42,714	21,546	42,714	21,546
Share issue costs	(2,223)	(1,067)	(2,223)	(1,067)
Proceeds from exercise of stock options	147	-	311	-
Repayment of mortgage payable	-	-	(1,692)	-
Other long-term liabilities	(752)	-	592	-

Cash flows provided by financing activities	39,886	20,479	39,702	20,479
Investing activities:
Investment in capital assets	(1,125)	(734)	(1,799)	(1,067)
Business acquisitions and investments, net of cash acquired	-	-	(18,770)	-
Proceeds from disposal of shares in partly owned business	-	-	2,057	-
Proceeds from disposal of capital assets	436	-	593	-

Cash flows used in investing activities	(689)	(734)	(17,919)	(1,067)
Change in cash balances due to foreign exchange	(1,052)	(180)	(3,251)	(2,560)

Increase in cash and cash equivalents	41,627	15,525	27,198	12,087
Cash and cash equivalents, beginning of period	17,174	15,122	31,603	18,560

Cash and cash equivalents, end of period	$58,801	$30,647	$58,801	$30,647

Supplementary cash flow information:
Income taxes paid	$-	$-	$-	$-
Interest paid	30	3	30	3

The accompanying notes form an integral part of these consolidated financial statements.

22	Leitch Technology Corporation

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

1.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants (“CICA”) Standards for interim financial statements. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein; however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation’s (“Leitch” or the “Company”) 2004 Audited Consolidated Annual Financial Statements.

2.	Business Acquisition

In May 2004, the Company acquired all the shares of Videotek, Inc. (“Videotek”). Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consisted of cash of $22,478, assumption of debt of $2,056 and acquisition costs of $1,028. The cash consideration is payable as follows: (i) $18,366 on the closing date of May 14, 2004, (ii) $2,741 six months after the closing date, and (iii) $1,371 twelve months after the closing date. In addition, $2,741 will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is $12,542, which has been allocated as follows: $5,376 to acquired technology and $7,166 to goodwill. The acquired technology is being amortized over four years, its estimated useful life.

In June 2004, the Company paid down Videotek’s mortgages by $1,692, and the remaining $340 was paid during the second quarter of fiscal 2005.

The acquisition has been accounted for using the purchase method, and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition.

The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

Net working capital	$5,344
Capital assets	6,991
Other assets	685
Acquired technology	5,376
Goodwill	7,166

$25,563

Consideration comprises:
Cash	$18,366
Future non-contingent cash payments	4,112
Assumption of debt	2,056
Acquisition costs	1,028

$25,563

Any contingent consideration paid will be recorded as additional goodwill.

Leitch Technology Corporation	23

Notes to the Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

3.	Restructuring and Other Charges

During the first quarter of fiscal 2005, the Company vacated two floors of the facilities in Toronto and accrued the lease rental costs for the remaining lease term and related asset impairment charges, totalling $5,368. The Company also announced an additional headcount reduction of 34 employees in its Toronto manufacturing operation. Costs associated with this reduction were $1,373. These costs have been recorded in the consolidated statements of earnings as Other charges.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

				Amounts
	Outstanding	Additions to	Accretion to	paid to	Outstanding	Long
	April 30	October 31	October 31	October 31	October 31	Term
	2004	2004	2004	2004	2004	Portion

Severance	$2,974	$1,276	$-	$2,696	$1,554	$-
Lease exit costs	6,045	3,168	177	1,452	7,938	6,106
Other	148	97	-	245	-	-

	$9,167	$4,541	$177	$4,393	$9,492	$6,106

Additions to restructuring liability	$4,541
Non-cash component:
Asset write-down	2,200
Accretion charge	177

Total other charges	$6,918

4.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of:

	October 31, 2004	April 30, 2004

Current portion of lease exit costs	$1,832	$1,010
Severance costs from restructuring activities	1,554	2,974
Deferred gain on sale of building	175	175
Videotek purchase price payable	4,112	-
Current portion of capital lease	463	-
Trade accounts payable and accrued liabilities	23,217	22,137

	$31,353	$26,296

24	Leitch Technology Corporation

Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

5.	Long-Term Liabilities

Long-term liabilities are comprised of:

	October 31, 2004	April 30, 2004

Lease exit costs - Bracknell, UK	$4,128	$5,055
Lease exit costs - Toronto, Canada	1,978	-
Deferred gain on sale of building	738	825
Long-term portion of capital lease	1,782	-

	$8,626	$5,880

The capital lease is repayable in monthly installments of $48 over the first two years, with a balloon payment due after two years equal to $858 and twelve monthly payments of $44 thereafter. The lease is secured by the equipment under lease and a $636 letter of credit. The effective interest rate of the capital lease is approximately 5.8%.

These long-term liabilities are expected to be relieved as follows:

Fiscal year ending April 30	Lease Exit Costs	Deferred Gain	Capital Lease	Total

2006	1,970	175	579	2,724
2007	1,635	175	1,348	3,158
2008	1,635	175	131	1,941
2009	1,648	128	-	1,776
2010	1,668	37	-	1,705
Thereafter	1,172	135	-	1,307

	9,728	825	2,058	12,611
Present value adjustment	(2,543)	-	(134)	(2,677)

Total	7,185	825	1,924	9,934

Less current portion				(1,308)

Long-term liabilities				$8,626

6.	Capital Stock

Pursuant to a short form prospectus filed on October 15, 2004, the Company issued 4,250,000 common shares and a further 270,000 common shares through an over allotment option. The price per share for the offering was $9.45, and the net proceeds from the issue were $40,491 (net of share issue costs of $2,223, net of taxes of $nil).

Leitch Technology Corporation	25

Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

7.	Stock-based Compensation

The Company has established a stock option plan to encourage ownership in the Company’s shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

Activity under the Company’s stock option plan is summarized as follows:

		Weighted average
		exercise price
	Options	per option

Outstanding, April 30, 2004	2,007,725	$13.68
Granted	934,500	7.15
Exercised	(24,750)	6.50
Cancelled	(223,750)	15.78

Outstanding, July 31, 2004	2,693,725	11.31
Granted	71,000	9.44
Exercised	(20,975)	7.04
Cancelled	(257,975)	20.20

Outstanding, October 31, 2004	2,485,775	10.37
Exercisable, October 31, 2004	966,700	$14.32

The Company applies the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense of $264 in the second quarter of fiscal 2005, and $475 for the six months ending October 31, 2004.

Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. CICA Handbook Section 3870 provides that companies also disclose, on a pro forma basis, loss for the year and loss per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001, to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company’s results would have been as follows:

	Three months ended October 31		Six months ended October 31
	2004	2003	2004	2003

Net earnings (loss) as reported	$966	$(6,392)	$(1,672)	$(11,448)
Pro forma	849	(6,681)	(2,146)	(12,034)

Earnings (loss) per share as reported
Basic	$0.03	$(0.19)	$(0.05)	$(0.36)
Diluted	0.03	(0.19)	(0.05)	(0.36)

Earnings (loss) per share pro forma
Basic	$0.02	$(0.20)	$(0.06)	$(0.38)
Diluted	0.02	(0.20)	(0.06)	(0.38)

26	Leitch Technology Corporation

Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

7.	Stock-based compensation (continued)

The fair value of each stock option grant was determined on the date of grant, and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	Three months ended October 31		Six months ended October 31
	2004	2003	2004	2003

Risk-free interest rate	3.9%	-	3.5%	3.4%
Dividend yield	-	-	-	-
Expected life	5 years	-	5 years	5 years
Expected volatility	35%	-	48.69%	49%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$2.88	$-	$3.37	$-
Options granted at greater than estimated market price	-	-	-	1.66

Note - no stock options were granted during the three months ended October 31, 2003, therefore no assumptions have been disclosed

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

8.	Segmented Information

For a full description of the Company’s operating segments, reference should be made to Leitch’s 2004 Audited Consolidated Annual Financial Statements.

a) Industry Segments

Three months	Video Processing		Post
ended October 31, 2004	and Distribution	Servers	Production	Other	Total

Revenue	$37,550	$14,191	$4,064	$-	$55,805
Contribution margin	11,624	4,499	1,195	-	17,318
Selling and administrative					16,334
Other charges					97
Investment income					(568)

Earnings before amortization, equity interest and income taxes					$1,455

Total assets	$133,191	$26,786	$11,190	$46,480	$217,647
Capital asset expenditures	2,206	834	239	-	3,279
Goodwill and acquired technology	11,926	-	-	-	11,926

Leitch Technology Corporation	27

Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

8.	Segmented Information (continued)

	a)	Industry Segments (continued)

Three months	Video Processing		Post
ended October 31, 2003	and Distribution	Servers	Production	Other	Total

Revenue	$28,006	$4,241	$4,165	$-	$36,412

Contribution margin	7,567	(83)	1,059	-	8,543
Selling and administrative					15,086
Investment income					(154)

Loss before amortization, equity interest and income taxes					$(6,389)

Total assets	$122,497	$27,728	$15,915	$24,966	$191,106
Capital asset expenditures	541	123	70	-	734
Goodwill and acquired technology	-	-	-	-	-

Six months	Video Processing		Post
ended October 31, 2004	and Distribution	Servers	Production	Other	Total

Revenue	$81,201	$22,744	$7,102	$-	$111,047

Contribution margin	26,492	6,604	1,848	-	34,944
Selling and administrative					31,808
Other charges					6,918
Investment income					(809)

Loss before amortization, equity interest and income taxes					$(2,973)

Total assets	$133,191	$26,786	$11,190	$46,480	$217,647
Capital asset expenditures	2,665	993	295	-	3,953
Goodwill and acquired technology	11,926	-	-	-	11,926

Six months	Video Processing		Post
ended October 31, 2003	and Distribution	Servers	Production	Other	Total

Revenue	$53,620	$12,704	$7,612	$-	$73,936

Contribution margin	13,715	2,131	1,865	-	17,711
Selling and administrative					28,671
Other charges					2,918
Investment income					(196)

Loss before amortization, equity interest and income taxes					$(13,682)

Total assets	$122,497	$27,728	$15,915	$24,966	$191,106
Capital asset expenditures	784	182	101	-	1,067
Goodwill and acquired technology	-	-	-	-	-

28	Leitch Technology Corporation

Notes to the Condensed Consolidated Financial Statements
(In thousands of Canadian dollars, except number of shares and per share amounts - Unaudited)

8.	Segmented Information (continued)

	b)	Geographic Segments

Three months			Non-U.S.
ended October 31, 2004	United States	Europe	Americas	Pacific Rim	Total

Revenue	$21,234	$16,745	$5,997	$11,829	$55,805
Identifiable assets	79,824	20,694	109,636	7,493	217,647
Goodwill and acquired technology	11,926	-	-	-	11,926

Three months			Non-U.S.
ended October 31, 2003	United States	Europe	Americas	Pacific Rim	Total

Revenue	$14,509	$10,263	$5,425	$6,215	$36,412
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	-	-	-	-	-

Six months			Non-U.S.
ended October 31, 2004	United States	Europe	Americas	Pacific Rim	Total

Revenue	$45,111	$29,331	$12,060	$24,545	$111,047
Identifiable assets	79,824	20,694	109,636	7,493	217,647
Goodwill and acquired technology	11,926	-	-	-	11,926

Six months			Non-U.S.
ended October 31, 2003	United States	Europe	Americas	Pacific Rim	Total

Revenue	$31,763	$17,307	$10,232	$14,634	$73,936
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	-	-	-	-	-

9.	Net Change In Non-cash Balances Related to Operations

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended October 31		Six months ended October 31
	2004	2003	2004	2003

Accounts receivable	$1,726	$2,719	$(5,678)	$3,409
Inventory	875	(1,548)	8,125	(1,631)
Income taxes	(135)	591	(578)	895
Prepaid expenses and other assets	1,173	550	1,711	878
Accounts payable and accrued liabilities	(4,335)	(1,340)	(891)	(9)

	$(696)	$972	$2,689	$3,542

10.	Sale of Partly Owned Business

During the first quarter of fiscal 2005, the Company sold its investment in Path 1 Network Technologies Inc. for net proceeds of $2,057 cash. This investment had been written down to a carrying value of nil during fiscal 2002, therefore the entire proceeds have been recorded as a gain on sale of partly owned business.

11.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Leitch Technology Corporation	29